SECURI 06002171 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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A/B 2/27/06

SEC FILE NUMBER
8- 50167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEONARD SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2601 N.W. EXPRESSWAY SUITE 1201W

(No. and Street)

OKLAHOMA CITY, OKLAHOMA 73112

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT L. SAVAGE 405-879-0166

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENLEY AND JOHNSON, PLLC

(Name – *if individual, state last, first, middle name*)

1409 N.W. 150th STREET EDMOND, OKLAHOMA 73013

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Savage, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leonard Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert L. Savage
Signature

President
Title

Cindy Elgin Comm No. 01019776 Expires 12/19/2005
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

HENLEY AND JOHNSON, P.L.L.C.
Certified Public Accountants
1409 N. W. 150th
Edmond, Oklahoma 73013
Phone: (405) 348-8348
Fax: (405) 348-8001

Jack S. Henley, CPA
William J. Johnson, CPA

Member
Oklahoma Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Leonard Securities, Inc.

We have audited the accompanying statement of financial condition of Leonard Securities, Inc., as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the two years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Leonard Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations, and its cash flows for the two years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Henley and Johnson

Edmond, Oklahoma
January 25, 2006

LEONARD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

ASSETS

	December 31, 2005	December 31, 2004
Cash and cash equivalents	$ 67,480	$ 79,762
Restricted cash deposit with clearing organization	50,000	50,000
Other receivables	74,641	79,932
Prepaid expenses	518	810
Securities owned, not readily marketable	14,072	4,036
Furniture and Equipment, net of accumulated depreciation of $ 68,312 and $ 68,312	14,918	20,177
Security deposits	2,848	2,848
	224,477	237,565

LIABILITIES

	2005	2004
Accounts payable	6,866	6,929
Accrued liabilities	64,990	81,628
	71,856	88,557

STOCKHOLDERS' EQUITY

	2005	2004
Common stock,$1.00 par value, authorized 50,000 shares, 1,096 shares issued and outstanding.	1,096	1,096
Additional paid-in capital	218,104	218,104
Retained earnings (deficit)	(66,579)	(70,192)
	152,621	149,008
	$ 224,477	$ 237,565

See accompanying notes to financial statements